Exhibit 99.1

Azure Power Announces Results of the 2018 Annual General Meeting of Shareholders

New Delhi, August 13, 2018: Azure Power (NYSE: AZRE), a leading independent solar power producer in India, announced that it held its 2018 Annual General Meeting of Shareholders on August 13, 2018. Each of the proposals submitted for shareholder approval was approved.

Specifically, the shareholders (i) adopted the Annual Report of the Company along with the Report of the Board of Directors and the Report of the Auditors on the Financial Statements and the Form 20-F filed with SEC for the year ended 31 March 2018, (ii) ratified the appointment of Ernst & Young Associates LLP as the auditor (the “Auditor”) to audit the account of the Company for the fiscal year ending March 31, 2019 and to authorize the Board or CFO to set the remuneration of the Auditor, (iii) re-elect Mr. Muhammad Khalid Peyrye as the Company’s director, (iv) re-elect Mr. Rajendra Prasad Singh as the Company’s director, and (v) re-appoint Mr. Harkanwal S. Wadhwa as the Company’s director,.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-Indian portfolio. With its in-house engineering, procurement and construction expertise and advanced in- house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale, rooftop to mini & micro grids, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. In the press release, portfolio and the project represents megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won a reverse auction but has yet to receive a letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power